FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 2, 2005, announcing its results for the quarter ended December 31, 2004.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 3, 2005

Gilat Announces 2004 Results

Petah Tikva, Israel, February 2, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the year ending December 31, 2004.

Revenues for the fourth quarter of 2004 were $US61.8 million and net loss was US$(1.0) million or US$(0.04) diluted per share. By comparison, revenues for the fourth quarter of 2003 were US$42.4 million and net income was US$33.8 million or US$1.65 diluted per share. The net income for the fourth quarter of 2003 includes a gain from restructuring of debt in the amount of US$58.6 million offset by charges relating to inventory write offs and impairment of long-lived assets in the amount of US$8.1 million. Included in the fourth quarter of 2004 results are US$8.1 million in depreciation and amortization expenses as compared to US$6.4 million for the same period last year.

Revenues for the year ended December 31, 2004 were US$241.5 million and net loss was US$(9.5) million or US$(0.42) diluted per share. The net loss for the year ended December 31, 2004 includes charges relating to inventory write offs and impairment of long-lived assets in the amount of US$4.2 million. By comparison, revenues for the year ended December 31, 2003 were US$190.2 million and net income was US$143.6 million or US$11.24 diluted per share. The net income for the year ended December 31, 2003 includes a gain from restructuring of debt in the amount of US$244.2 million offset by charges relating to inventory write offs, restructuring charges and impairment of long-lived assets in the amount of US$39.0 million. Included in the year ended December 31, 2004 results are US$31.7 million in depreciation and amortization expenses as compared to US$26.3 million for the year ended December 31, 2003.

In accordance with the FASB Interpretation No.46, Consolidation of Variable Interest Entities, (“FIN 46”), Gilat has consolidated the financial results of StarBand Communications beginning from the first quarter of 2004. As a result of the above, the Company recorded revenues of US$6.9 million, and a net income of US$0.8 million in the fourth quarter of 2004 and revenues of US$28.4 million, and a net income of US$1.3 million for the year ended December 31,2004.

The Company reported total cash balances (including cash and cash equivalents, short-term bank deposits, short- and long-term restricted cash and restricted cash held by trustees less short-term bank credits) of US$122.9 million as of December 31, 2004, an increase of US$11.0 million from the cash balance of US$111.9 million as of September 30, 2004.

Gilat Chief Executive Officer and Chairman of the Board Shlomo Rodav said, “We are back on the growth path. Our revenues are continuing to grow and overall our financial parameters are getting stronger. For the fourth consecutive quarter, we have generated significant growing positive earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, for the first time in several years, this quarter we demonstrate a positive operating income. We have structured the company for growth into 2005 in our solution sales and operation business. Separate growth patterns were defined for each one of the new business units. GNS who will focus on sales of solutions to operators and GNO, which is composed of two service entities, Spacenet, will focus on Enterprise / SoHo networks and our rural networks will focus on public communication services to remote communities.”

Fourth Quarter Events

Continued deal funnel – Gilat announced new deals in Turkey and the United States

New solutions – Gilat introduced new solutions: Sky-Abis, an Integrated Solution for GSM operators and hybrid VSAT/DSL services to its Connexstar family, Spacenet’s Prysm application-enhancement services

■	Gilat announced an agreement with IsNet in Turkey for the supply of a SkyEdge network to include two hubs and 1,500 VSAT terminal sites. The satellite-based remote sites will be dispersed throughout Turkey. The SkyEdge network will allow IsNet to provide data, voice, embedded VPN and video applications to its wide customer base.

■	Spacenet Inc. expanded its Connexstar channel partner program with the addition of Enterprise Satellite Solutions, LLC (ESS), an Arizona-based provider of commercial-grade networking services. ESS, which specializes in complete solutions for multi-location retail businesses, announced a three-year contract to provide a 308-site Connexstar broadband satellite network to the Allsup’s convenience store chain in New Mexico and West Texas.

■	Gilat introduced the Sky-Abis, an integrated satellite solution for GSM operators. This solution allows mobile operators to expand their network coverage by providing cellular connectivity to customers located in remote communities while significantly reducing operating costs for existing or new deployments.

■	Spacenet Inc. added commercial-grade, hybrid VSAT/DSL services to its Connexstar family of broadband connectivity solutions. This expansion offering allows the Company to provide DSL, VSAT and hybrid network solutions, depending on the needs of its customers. Spacenet also introduced a new suite of application-enhancing services – to be marketed under the brand “Prysm” – as a complement to its satellite and hybrid network solutions.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of satellite and hybrid telecommunication solutions and operations. Gilat operates under two business units, Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). With over 500,000 Very Small Aperture Terminals (VSATs) shipped in more than 80 countries across six continents, GNS delivers satellite communication solutions to operators worldwide. GNO provides end-to-end enterprise and consumer networking as well as rural communication operations. Gilat’s headquarters is located in Petah Tikva, Israel, Spacenet operation center is in McLean, Virginia and rural operations centers are in Latin America. In addition, Gilat has 13 local offices and 5 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:

Tal Payne, Vice President, Finance
tel: +972 3 925 2266; Talp@gilat.com

Gilat Media Contact:
Shira Gafni, Marketing Manager
tel: +(972)3-925-2406; shira@gilat.com

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000, Fax: (972) 3 925-2222 www.gilat.com
Press Release

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	December 31,	December 31,
	2004	2003
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	75,771	51,781
Short-term restricted cash	14,168	6,504
Restricted cash held by trustees	10,620	26,656
Trade receivables (net of allowance for doubtful accounts)	31,380	37,177
Inventories	23,277	37,760
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	29,281	30,761

Total current assets	184,497	190,639

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,534	13,664
Long-term restricted cash held by trustees	18,994
Severance pay fund	7,933	7,343
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	27,728	39,112

	62,189	60,119

PROPERTY AND EQUIPMENT, NET	137,198	141,581

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	7,564	9,617

TOTAL ASSETS	391,448	401,956

	December 31,	December 31,
	2004	2003
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	4,159	1,770
Current maturities of long-term loans	8,869	3,000
Trade payables	21,245	25,715
Accrued expenses	28,011	35,040
Short-term advances from customer held by trustees	13,500	11,124
Other accounts payable	40,048	39,500

Total current liabilities	115,832	116,149

LONG-TERM LIABILITIES:
Accrued severance pay	8,172	7,151
Long-term advances from customer held by trustees	40,226	28,395
Long-term loans, net of current maturities	108,182	116,526
Accrued interest related to restructured debt	16,793	20,540
Other long-term liabilities	15,951	15,762
Excess of losses over investment in affiliates	2,102	2,543
Convertible subordinated notes	16,171	15,543

Total long-term liabilities	207,597	206,460

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST		2,946

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	984	980
Additional paid in capital	718,096	718,225
Accumulated other comprehensive loss	(2,624)	(3,818)
Accumulated deficit	(648,437)	(638,986)

Total shareholders' equity	68,019	76,401

Total liabilities and shareholders' equity	391,448	401,956

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements
US dollars in thousands

		Year ended December 31,		Three months ended December 31,
		2004	2003	2004	2003
		Unaudited	Unaudited	Unaudited	Unaudited

Revenues		241,498	190,177	61,801	42,381
Cost of Revenues		162,395	151,113	38,071	34,392
Write-off of inventories		2,000	6,434		3,249

Gross profit		77,103	32,630	23,730	4,740

Research and development expenses:
Expenses incurred		19,134	22,063	5,086	4,817
Less - grants and participation		5,255	5,114	810	1,146

Research and development expenses, net		13,879	16,949	4,276	3,671

Selling, general and administrative expenses		69,174	71,720	17,381	17,230
Provision and write-off of doubtful accounts and capital lease
receivables		717	1,383	495	(402)
Impairment of goodwill			5,000
Impairment of tangible and intangible assets		2,161	26,912		4,882
Restructuring charges			3,905
Gain from derecognition of Liability		(245)

Operating income (loss)		(8,583)	(93,239)	1,578	(20,641)

Financial income (expenses) - net		1,818	(3,256)	(1,021)	(1,514)
Gain from restructuring of debts			244,203		58,594
Other income (expenses)		(274)	954	(82)	253
Gain from investments in affiliates and other companies			3,300

Income (loss) before taxes on income		(7,039)	151,962	475	36,692

Taxes on income		4,429	9,690	1,733	1,764

Income (loss) after taxes on income		(11,468)	142,272	(1,258)	34,928

Equity in profits (losses) of affiliated
companies		1,242	488	305	(2,660)
Minority interest in losses of a subsidiary		164	871		1,521

Net income (loss) from continuing operations		(10,062)	143,631	(953)	33,789

Gain from cumulative effect of a change
in an accounting principle		611

Net income (loss)		(9,451)	143,631	(953)	33,789

Net earnings (loss) per share (in US dollars)	Basic	(0.42)	12.09	(0.04)	1.86

	Diluted	(0.42)	11.24	(0.04)	1.65

Weighted average number of shares
used in computing of net earnings
(loss) per share (in thousands)	Basic	22,242	11,881	22,286	18,120

	Diluted	22,242	12,819	22,286	20,818